Exhibit 99.44

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

The securities and underlying securities offered under this short form prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the United States of America, its territories and possessions, any state of the United States or the District of Columbia (collectively, the “United States”) or “U.S. persons” (as such term is defined in Regulation S under the U.S. Securities Act (“U.S. Persons”)) unless exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws are available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in the United States or to, or for the account or benefit of, persons in the United States or U.S. Persons. See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in each of British Columbia, Alberta and Ontario. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Protech Home Medical Corp. at 1019 Town Drive, Wilder, Kentucky 41076, telephone (859) 878-2220, and are also available electronically at www.sedar.com.

SHORT FORM PROSPECTUS

New Issue	June 24, 2020

PROTECH HOME MEDICAL CORP.

21,740,000 Units

$25,001,000

This short form prospectus (the “Prospectus”) qualifies the distribution (the “Offering”) of 21,740,000 units (the “Units”) of Protech Home Medical Corp. (“Protech” or the “Corporation”) at a price of $1.15 per Unit (the “Offering Price”) for aggregate gross proceeds of $25,001,000. Each Unit consists of one common share (each, a “Unit Share”) of the Corporation and one-half of one common share purchase warrant of the Corporation (each whole common share purchase warrant, a “Warrant”). Each Warrant will entitle the holder to purchase one common share of the Corporation (each, a “Warrant Share”) at a price of $1.60 at any time prior to 4:00 p.m. (Toronto time) on the date that is 12 months following the Closing Date (as defined below) in accordance with the terms of a warrant indenture (the “Warrant Indenture”) to be dated as of the Closing Date between the Corporation and Computershare Trust Company of Canada, as warrant agent (the “Warrant Agent”). The Units will be issued pursuant to an underwriting agreement (the “Underwriting Agreement”) dated June 8, 2020, between the Corporation, Beacon Securities Limited (“Beacon”), as sole bookrunner, Canaccord Genuity Corp. (together with Beacon, the “Co-Lead Underwriters”), Echelon Wealth Partners Inc., Stifel GMP, Industrial Alliance Securities Inc. and M Partners Inc.  (together with the Co-Lead Underwriters, collectively, the “Underwriters”). The Offering Price and other terms of the Offering were determined by negotiation among the Corporation and Beacon. See “Plan of Distribution”.

The issued and outstanding common shares of the Corporation (the “Common Shares”) are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “PTQ” and on the OTCQX® Best Market (“OTCQX”) under the symbol “PTQQF”. On June 1, 2020, the last full trading day prior to the announcement of the Offering, the closing price per Common Share on the TSXV was $1.23 and on the OTCQX was US$0.94. On June 24, 2020, the date on which this Prospectus was filed, the closing price per Common Share on the TSXV was $1.21 and on the OTCQX was US$0.91. The TSXV has conditionally approved the Offering and the listing of the Unit Shares, the Warrant Shares and the Broker Shares (as defined below), to be issued upon exercise of the Broker Warrants (as defined below), to be distributed under this Prospectus, on the TSXV. Listing is subject to the Corporation fulfilling all of the requirements of the TSXV. See “Plan of Distribution”.

There is currently no market through which the Warrants may be sold and purchasers may not be able to resell Warrants purchased under the Prospectus. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation. See “Risk Factors”.

Price: $1.15 per Unit

	Price to the Public(2)	Underwriters’ Fee(3)	Net Proceeds to the Corporation(4)(5)(6)
Per Unit(1)	$1.15	$0.06325	$1.08675
Total	$25,001,000	$1,375,055	$23,625,945

(1)	The Offering Price was determined by arm’s length negotiation between the Co-Lead Underwriters, on behalf of the Underwriters, and the Corporation, with reference to the prevailing market price of the Common Shares on the TSXV. See “Plan of Distribution”.

(2)	The Corporation intends to allocate $1.119 of the Offering Price as consideration for the issue of each Unit Share and $0.031 of the Offering Price as consideration for the issue of each one-half Warrant comprising each Unit.

(3)	In consideration for the services rendered by the Underwriters in connection with the Offering, the Underwriters will be paid an aggregate cash fee (the “Underwriters’ Fee”) equal to 5.5% of the gross proceeds of the Offering (including any gross proceeds raised on exercise of the Over-Allotment Option (as defined below)). As additional consideration, the Corporation will grant the Underwriters broker warrants (the “Broker Warrants”) equal to 5.5% of the total number of Units sold under the Offering (including in respect of any exercise of the Over-Allotment Option). For clarity and notwithstanding the foregoing, no Broker Warrants will be issued in connection with any Warrants purchased individually, and not forming part of a Unit, in connection with the Over-Allotment Option. Each Broker Warrant will entitle the holder thereof to acquire one Common Share (a “Broker Share”) at a price of $1.15 at any time prior to 4:00 p.m. (Toronto time) on the date that is two years following the Closing Date. This Prospectus also qualifies the distribution of the Broker Warrants to the Underwriters (including in respect of any Broker Warrants issuable in respect of any exercise of the Over-Allotment Option). See “Plan of Distribution”.

(4)	After deducting the Underwriters’ Fee, but before deducting expenses of the Offering, including in connection with the preparation and filing of this Prospectus, which are estimated to be $237,500, which will be paid from the gross proceeds of the Offering.

(5)	The Corporation has granted the Underwriters an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part, at any time and from time to time, in the sole discretion of the Underwriters, for a period of 30 days from the closing of the Offering, to purchase up to an additional amount of Units equal to 15% of the Units sold pursuant to the Offering, being 3,261,000 Units (the “Over-Allotment Units”), at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option may be exercisable by the Underwriters in respect of: (i) Over-Allotment Units at the Offering Price; or (ii) additional Unit Shares (the “Over-Allotment Shares”) at a price of $1.119 per Over-Allotment Share; (iii) additional Warrants (the “Over-Allotment Warrants”) at a price of $0.062 per Over-Allotment Warrant; or (iv) any combination of Over-Allotment Units, Over-Allotment Shares and/or Over-Allotment Warrants (together, the “Over-Allotment Securities”), so long as the aggregate number of Over-Allotment Shares and Over-Allotment Warrants which may be issued under the Over-Allotment Option does not exceed 3,261,000 Over-Allotment Shares and 1,630,500 Over-Allotment Warrants. Unless the context otherwise requires, all references to “Units”, “Unit Shares” and “Warrants” in this Prospectus include reference to the Over-Allotment Units, Over-Allotment Unit Shares and Over-Allotment Warrants that may be issued pursuant to the exercise of the Over-Allotment Option. The grant of the Over-Allotment Option and the Over-Allotment Securities issuable upon exercise of the Over-Allotment Option is hereby qualified for distribution under this Prospectus. A purchaser who acquires Units issuable on the exercise of the Over-Allotment Option, forming part of the Underwriters’ over-allocation position, acquires such Units under this Prospectus regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds” to the Corporation (before payment of the expenses of the Offering) will be approximately $28,751,150, $1,581,313 and $27,169,837, respectively. See “Plan of Distribution”.

(6)	If the Concurrent Private Placement (as defined herein) is completed but the Over-Allotment Option is not exercised, the aggregate net proceeds of the Offering and the Concurrent Private Placement will be $26,594,758, after deducting the Underwriters’ Fee of $1,375,055 and the Placement Fee of $110,687 (as defined herein) but before deducting the aggregate expenses of the Offering and the Concurrent Private Placement (estimated to be $237,500). If the Over-Allotment Option is exercised in full, then the aggregate net proceeds to the Corporation will be $30,138,650 after deducting the Underwriters’ Fee of $1,581,313 and the Placement Fee of $110,687 but before deducting the aggregate expenses of the Offering and the Concurrent Private Placement. See “Concurrent Private Placement”.

Unless the context otherwise requires, when used herein, all references to the “Offering”, “Units”, “Unit Shares”, “Warrants”, “Warrant Shares”, “Broker Warrants” and “Broker Shares” assumes the exercise of the Over-Allotment Option and includes all securities issuable thereunder.

The following table sets out the number of Units or other compensation securities, if any, that have been issued or may be issued by the Corporation to the Underwriters:

Underwriters’ Position	Maximum Size or Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option(1)	3,261,000 Over-Allotment Units	Up to 30 days from closing of the Offering	$1.15 per Over-Allotment Unit $1.119 per Over-Allotment Share $0.062 per Over-Allotment Warrant

Broker Warrants(2)(3)	1,375,055 Broker Warrants	Two years after the closing of the Offering	$1.15 per Broker Warrant

(1)	This Prospectus qualifies the grant of the Over-Allotment Option and the distribution of all securities issuable thereunder. See “Plan of Distribution”.

(2)	Assuming the Over-Allotment Option is exercised in full.

(3)	This Prospectus qualifies the grant of the Broker Warrants (including in respect of any Broker Warrants issuable in respect of any exercise of the Over-Allotment Option). See “Plan of Distribution”.

Investing in the Units is speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein should be carefully reviewed and considered by prospective investors in connection with an investment in such securities. See “Risk Factors”.

The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of the Corporation by DLA Piper (Canada) LLP and on behalf of the Underwriters by Bennett Jones LLP.

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about June 23, 2020, or on such other date as may be agreed upon by the Corporation and the Underwriters and, in any event, on or before a date not later than 42 days after the date of the receipt for the final short form prospectus (the “Closing Date”). It is expected that the Corporation will arrange for an instant deposit of the Unit Shares and Warrants to or for the account of the Underwriters with CDS Clearing and Depository Services Inc. (“CDS”) on the Closing Date, against payment of the aggregate purchase price for the Units. A purchaser of Units will receive only a customer confirmation from the registered dealer through which the Units are purchased.

In addition to the Offering, the Corporation anticipates entering into subscription agreements (the “Brokered Subscription Agreements”) on or prior to the Closing Date pursuant to which certain purchasers who are residents of the Province of Quebec will agree to purchase, on a brokered, private placement basis pursuant to exemptions from the prospectus requirements under applicable Canadian securities laws and pursuant to the exclusion from the registration requirements of the U.S. Securities Act provided by Rule 903 of Regulation S thereunder, an aggregate of up to 1,750,000 Units at the Offering Price for aggregate gross proceeds of up to $2,012,500, concurrent with the closing of the Offering (the “Concurrent Brokered Private Placement”). The Corporation will pay the Underwriters a cash fee (the “Placement Fee”) equal to 5.5% of the gross proceeds raised under the Concurrent Brokered Private Placement, together with, as additional compensation, such number of non-transferable compensation options (the “Private Placement Compensation Options”) equal to 5.5% of the Units sold pursuant to the Concurrent Brokered Private Placement. Each Private Placement Compensation Option is exercisable to acquire one Common Share at a price of $1.15 at any time prior to 4:00 p.m. (Toronto time) on the date that is two years following the Closing Date.

In addition, concurrent with the Offering, the Corporation anticipates, on or prior to the Closing Date, entering into subscription agreements (the “Non-Brokered Subscription Agreements”, and together with the Brokered Subscription Agreements, the “Subscription Agreements”) pursuant to which certain persons in the United States or U.S. Persons may purchase, on a non-brokered, private placement basis, and pursuant to the exemption from the prospectus and registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D thereunder, an aggregate of up to 927,826 additional Units at the Offering Price for aggregate gross proceeds of up to $1,067,000 (the “Concurrent Non-Brokered Private Placement”, and together with the Concurrent Brokered Private Placement, the “Concurrent Private Placement”). No fees or compensation will be payable to the Underwriters in connection with the Concurrent Non-Brokered Private Placement. This Prospectus does not qualify the distribution of any securities issued pursuant to the Concurrent Private Placement. The closing of the Concurrent Private Placement is subject to acceptance by the TSXV. Closing of the Offering is not conditional upon the closing of the Concurrent Private Placement. The securities sold under the Concurrent Private Placement will be subject to a statutory hold period of four months plus one day. Completion of the Concurrent Private Placement is subject to a number of conditions including the concurrent closing of the Offering and approval of the TSXV. See “Plan of Distribution”.

This Prospectus has been filed with the securities commissions or similar regulatory authorities in British Columbia, Alberta and Ontario. The distribution of this Prospectus and the offer or sale of the Units in certain jurisdictions is restricted by law. No action has been taken by the Corporation or the Underwriters to permit a public offering in any jurisdiction other than British Columbia, Alberta and Ontario. Persons into whose possession this Prospectus may come are required by the Corporation and the Underwriters to inform themselves about and to observe such restrictions. This Prospectus may not be used for, or in connection with, any offer to, or solicitation by, anyone in any jurisdiction or under any circumstances in which such offer or solicitation is not authorized or is unlawful. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Units in any jurisdiction to any person to whom it would be unlawful to make such an offer.

Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions intended to stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. After the Underwriters have made reasonable efforts to sell all of the Units at the Offering Price, the Offering Price may be decreased, and further changed from time to time, to an amount not greater than the Offering Price. Any such reduction will not affect the proceeds received by the Corporation. See “Plan of Distribution”.

Prospective investors are advised to consult their own tax advisors regarding the application of Canadian federal income tax laws to their particular circumstances, as well as any other provincial, territorial, local, foreign and other tax consequences of acquiring, holding or disposing of Units.

Protech has prepared its financial statements, incorporated herein by reference, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) which is incorporated within Part 1 of the CPA Canada Handbook – Accounting, and its consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards.

Certain of the Corporation’s directors and officers reside outside of Canada. Each of the following persons has appointed DLA Piper (Canada) LLP, 2800 Park Place, 666 Burrard St, Vancouver, British Columbia, Canada V6C 2Z7 as agent for service of process:

Directors and Officers
Gregory Crawford, Chief Executive Officer and Director Mark Greenberg, Director Eugene Ewing, Director Hardik Mehta, Chief Financial Officer

It should be noted that it may not be possible to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the person has appointed an agent for service of process.

Unless otherwise indicated, all references to “$”, “C$” or “dollars” in this Prospectus refer to Canadian dollars and all references to “US$” in this Prospectus refer to United States dollars. See “Currency and Exchange Rate Information”.

The registered office of the Corporation is located at 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7 and the head and principal office of the Corporation is located at 1019 Town Drive, Wilder, Kentucky 41076.

TABLE OF CONTENTS

DESCRIPTION	PAGE NO.
ABOUT THIS PROSPECTUS	6
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	6
MARKET AND INDUSTRY DATA	7
CURRENCY AND EXCHANGE RATE INFORMATION	7
ELIGIBILITY FOR INVESTMENT	8
DOCUMENTS INCORPORATED BY REFERENCE	8
MARKETING MATERIALS	9
DESCRIPTION OF BUSINESS	9
CONSOLIDATED CAPITALIZATION	15
USE OF PROCEEDS	15
PLAN OF DISTRIBUTION	16
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS OR COMPANIES	19
CONCURRENT PRIVATE PLACEMENT	19
DESCRIPTION OF SECURITIES BEING DISTRIBUTED	19
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	21
PRIOR SALES	25
TRADING PRICE AND VOLUME	26
RISK FACTORS	27
INTEREST OF EXPERTS	35
AUDITORS	35
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	35
CERTIFICATE OF THE CORPORATION	1
CERTIFICATE OF THE UNDERWRITERS	2

ABOUT THIS PROSPECTUS

Unless otherwise noted or the context indicates otherwise, the “Corporation” and “Protech” refer to Protech Home Medical Corp. and its subsidiaries.

Readers should rely only on information contained or incorporated by reference in this Prospectus. The Corporation has not authorized anyone to provide the reader with different information. The Corporation and the Underwriters are not making an offer to sell or seeking offers to buy the Units in any jurisdiction where the offer or sale is not permitted. Prospective purchasers should assume that the information appearing or incorporated by reference in this Prospectus is accurate only as at the respective dates thereof, regardless of the time of delivery of the Prospectus or of any sale of the Units. The Corporation’s business, financial condition, results of operations and prospects may have changed since that date. The Corporation does not undertake to update the information contained or incorporated by reference herein, except as required by applicable securities laws.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus contains “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Forward-looking statements are included to provide information about management’s current expectations and plans in an effort to allow investors and others to get a better understanding of the Corporation’s operating environment, business operations and financial performance and condition. Forward-looking information is provided as of the date of this Prospectus and the Corporation does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance often, but not always, identified by words or phrases such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “potential”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “will”, “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” (or the negative of these terms or comparable terminology) are not statements of fact and may be forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding the anticipated closing date of the Offering and the Concurrent Private Placement, the anticipated use of the net proceeds of the Offering and the Concurrent Private Placement, the net proceeds of the Concurrent Private Placement, the terms of the Offering (including the manner of distribution) and the Concurrent Private Placement, the exercise of the Over-Allotment Option, anticipated operating results, profitability, financial condition and resources, anticipated needs for working capital, liquidity, capital resources, capital expenditures, milestones, licensing milestones, information with respect to future growth and growth strategies, anticipated trends in our industry, our future financing plans, timelines, currency fluctuations, government regulation, unanticipated expenses, commercial disputes or claims, limitations on insurance coverage, availability of cash flow to fund capital requirements, and expectations as to the effect of the COVID-19 pandemic on the Corporation’s business and operations.

Forward-looking information and forward looking statements are based on the reasonable assumptions, estimates, analysis and opinions of the Corporation’s management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. The Corporation believes that the assumptions and expectations reflected in such forward-looking information are reasonable. If such factors or assumptions prove untrue, actual results, performance or achievements may be materially different from future results, performance or achievements expressed or implied by such statements.

By their very nature, forward-looking statements require the Corporation to make assumptions and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A variety of material factors include, among others: credit risks, market risks (including those related to equity, foreign exchange and interest rate markets), liquidity risks, operational risks (including those related to technology and infrastructure), and risks relating to reputation, insurance, strategy, regulatory matters, legal matters, environmental matters, capital adequacy and risks related to the COVID-19 pandemic. Examples of such risk factors include: the Corporation may be subject to significant capital requirements and operating risks; changes in law, the ability to implement business strategies, growth strategies and pursue business opportunities; state of the capital markets; the availability of funds and resources to pursue operations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; competition; difficulty integrating newly acquired businesses; low profit market segments; disruptions in or attacks (including cyber-attacks) on information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour; the failure of third parties to comply with their obligations; the impact of new and changes to, or application of, current laws and regulations; the overall difficult litigation environment, including in the United States; increased competition; changes in foreign currency rates; loss of foreign private issuer status; risks relating to the deterioration of global economic conditions; increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events, as well as other general economic, market and business conditions, amongst others. This list is not exhaustive of the factors that may affect any of the Corporation’s forward-looking statements. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” below, and in the section entitled “Risk Factors” in the Corporation’s annual information form dated January 20, 2020 (the “Annual Information Form”) and incorporated by reference herein, for additional risk factors that could cause results to differ materially from forward-looking statements. The Corporation provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this Prospectus and, accordingly, are subject to change after such date. The Corporation disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Corporation’s filings with Canadian securities regulatory agencies, which can be viewed online under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

MARKET AND INDUSTRY DATA

Certain information in this Prospectus or in documents incorporated by reference herein is obtained from third party sources, including public sources, and there can be no assurance as to the accuracy or completeness of such information. Although believed to be reliable, management of the Corporation has not independently verified any of the data from third party sources unless otherwise stated.

CURRENCY AND EXCHANGE RATE INFORMATION

Unless otherwise indicated, all references to “$”, “C$” or “dollars” in this Prospectus refer to Canadian dollars. References to “US$” in this Prospectus refer to United States dollars.

The following table sets forth (a) the rate of exchange for the Canadian dollar, expressed U.S. dollars, in effect for the periods indicated; and (b) the high and low exchange rates for the Canadian dollar, expressed in U.S. dollars, during the periods indicated, each based on the indicative rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars.

Year Ended December 31 C$ to US$
	2019	2018	2017
High	0.7699	0.8138	0.8245
Low	0.7353	0.7330	0.7276
Closing	0.7699	0.7330	0.7971

The indicative exchange rates on June 24, 2020, as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was $1.00 equals US$0.7358

ELIGIBILITY FOR INVESTMENT

In the opinion of DLA Piper (Canada) LLP, counsel to the Corporation, and Bennett Jones LLP, counsel to the Underwriters, based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder, in force as of the date hereof, the Unit Shares, Warrants, and Warrant Shares, if issued on the date hereof, would be qualified investments for trusts governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, registered disability savings plan, tax-free savings account (collectively referred to as “Registered Plans”) or a deferred profit sharing plan (“DPSP”), provided that:

(i)	in the case of Unit Shares and Warrant Shares, the Unit Shares or Warrant Shares, as applicable, are then listed on a “designated stock exchange” as defined in the Tax Act (which currently includes Tiers 1 and 2 of the TSXV) or the Corporation qualifies as a “public corporation” (as defined in the Tax Act); and

(ii)	in the case of the Warrants, the Warrant Shares are qualified investments as described in (i) above and neither the Corporation, nor any person with whom the Corporation does not deal at arm’s length, is an annuitant, a beneficiary, an employer or a subscriber under or a holder of such Registered Plan or DPSP.

Notwithstanding the foregoing, the holder of, or annuitant or subscriber under, a Registered Plan (the “Controlling Individual”) will be subject to a penalty tax in respect of Unit Shares, Warrant Shares or Warrants held in the Registered Plan if such securities are a prohibited investment for the particular Registered Plan. A Unit Share, Warrant Share or Warrant generally will not be a “prohibited investment” for a Registered Plan unless (i) the Controlling Individual does not deal at arm’s length with the Corporation for the purposes of the Tax Act, or (ii) the Controlling Individual has a “significant interest” (as defined in subsection 207.01(4) the Tax Act) in the Corporation. In addition, the Unit Shares and Warrant Shares will generally not be a “prohibited investment” if such securities are “excluded property” (as defined in the Tax Act) for the Registered Plan. Controlling Individuals should consult their own tax advisors as to whether the Unit Shares, Warrant Shares, or Warrants will be a prohibited investment in their particular circumstances.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus from documents filed with the securities commissions or similar authorities in British Columbia, Alberta and Ontario. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Protech Home Medical Corp. at 1019 Town Drive, Wilder, Kentucky 41076, telephone (859) 878-2220, and are also available electronically under the Corporation’s profile at www.sedar.com. The filings of the Corporation through SEDAR are not incorporated by reference in this Prospectus except as specifically set out herein.

The following documents, filed by the Corporation with the securities commissions or similar authorities in each of British Columbia, Alberta and Ontario, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form for the year ended September 30, 2019 dated January 20, 2020;

(b)	the Corporation’s audited consolidated financial statements as at and for the year ended September 30, 2019 and 2018, and related notes thereto, together with the independent auditor’s report thereon;

(c)	management’s discussion and analysis for the year ended September 30, 2019;

(d)	the Corporation’s amended and restated unaudited condensed consolidated interim financial statements as at and for the three and six months ended March 31, 2020, and related notes thereto (the “Interim Financial Statements”);

(e)	the amended and restated management’s discussion and analysis for the three and six months ended March 31, 2020 (the “Interim MD&A”);

(f)	the management information circular of the Corporation dated December 24, 2019 in connection with the annual meeting of shareholders of the Corporation held on February 5, 2020;

(g)	the management information circular of the Corporation dated December 18, 2018 in connection with the annual meeting of shareholders of the Corporation held on January 28, 2019;

(h)	the “template version” (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) of the term sheet for the Offering dated June 2, 2020; and

(i)	the material change report dated June 4, 2020 in respect of the Offering.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies, replaces or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

Any document of the type required to be incorporated into the Prospectus by item 11.1 of Form 44-101F1 Short Form Prospectus Distributions (excluding confidential material change reports and excluding those portions of documents that are not required pursuant to National Instrument 44-101 Short Form Prospectus Distributions to be incorporated by reference herein) filed by the Corporation after the date of this Prospectus and before the termination of the distribution of the Offering are deemed to be incorporated by reference in this Prospectus.

MARKETING MATERIALS

Any “template version” of any “marketing materials” (as defined in National Instrument 41-101 General Prospectus Requirements) that are used by the Underwriters in connection with the Offering are not part of this Prospectus to the extent that the contents of any template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus. Any template version of any other marketing materials filed under the Corporation’s profile on SEDAR at www.sedar.com after the date of this Prospectus but before the termination of the distribution under the Offering (including any amendments to, or an amended version of, the marketing materials) is deemed to be incorporated by reference in this Prospectus.

DESCRIPTION OF BUSINESS

Protech was incorporated under the Business Corporations Act (Alberta) on March 5, 1997 under the name 730285 Alberta Inc. and changed its name to VF Capital Ltd. on June 19, 1997, and to Canadian Dental Partners Inc. on August 9, 1999, and to International Health Partners Inc. (“IHP”) on January 25, 2001. Pursuant to a reverse take-over transaction completed on June 1, 2010 by way of a three cornered amalgamation between 0871455 B.C. Ltd., PHM DME Healthcare Inc. (“PHM/DME”) and IHP (the “RTO Transaction”), IHP acquired all of the issued and outstanding shares in the capital of PHM/DME. IHP acquired all of the issued and outstanding shares of Stancap Holdings I Limited (“Stancap”) concurrent with the RTO Transaction (the “SHL Share Exchange”). Upon completion of the RTO Transaction and the SHL Share Exchange, on June 1, 2010, IHP changed its name to Patient Home Monitoring Corp. Pursuant to a Certificate of Continuance filed on December 30, 2013, the Corporation changed its jurisdiction of governance by continuing from Alberta into British Columbia.

On December 21, 2017, the Corporation completed an amalgamation, by way of vertical short-form amalgamation under the Business Corporations Act (British Columbia), its wholly owned subsidiary, Stancap, (the “Amalgamation”). The Corporation is the continuing entity as a result of the Amalgamation and maintained its name as Patient Home Monitoring Corp. Pursuant to the Amalgamation, all of the issued and outstanding common shares of Stancap were cancelled, and the assets, obligations and liabilities of Stancap continued as the assets, obligations and liabilities of the Corporation. Where the term “Corporation” is used herein in the context of describing the Corporation’s assets and business, it may include its predecessor, PHM, prior to completion of the Amalgamation, as the context requires. On May 4, 2018, the Corporation changed its name to Protech Home Medical Corp.

The Corporation’s head office is located at 1019 Town Drive, Wilder, Kentucky 41076, and its registered office is located at 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7.

The Corporation’s Common Shares are listed for trading on the TSXV under the symbol “PTQ” and is quoted for trading on the OTCQX under the symbol “PTQQF”.

The Corporation, through its subsidiaries, provides in-home monitoring equipment and supplies, durable medical equipment and disease management services to patients in the United States. The Corporation provides in-home monitoring and disease management services for patients in the United States healthcare market. The Corporation seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep apnea, reduced mobility and other chronic health conditions requiring home-based services in the United States. The initial service line includes providing in-home monitoring equipment, supplies and services to patients in the United States. The primary business objective of the Corporation is to create shareholder value by continuing to offer a broader range of services to patients in need of in-home monitoring and chronic disease management, as well as acquiring other companies operating in the United States healthcare service and product sectors. The Corporation’s organic growth strategy is aggregate patients in existing or complimentary markets, through both acquisitions and taking market share directly from competitors, as well as its technology investment plans, whereby the Corporation plans to leverage technology to increase patient compliance by making ongoing training and patient follow up easier on the patient and improve the speed and ease of equipment and device delivery and set-up.

The following chart illustrates the Corporation’s corporate structure, including details of the jurisdiction of formation of each subsidiary.

The business of each of the Corporation’s material subsidiaries is discussed below.

PHM Logistics Corporation (formerly Healthcare Logistics Corporation)

PHM Logistics is the holding company for the majority of the Corporation’s acquired subsidiaries.

Resource Medical Group, LLC and Resource Medical Group of Charleston, LLC

Resource Medical Group, LLC and Resource Medical Group of Charleston, LLC (collectively, “Resource Medical”) are South Carolina limited liability companies, acquired by the Corporation in January 2014, which offer an array of durable medical equipment focused on pulmonary disease services, home-based sleep apnea and chronic obstructive pulmonary disease treatments, as well as home-based healthcare logistics and services.

Resource Medical has locations in North Charleston, Duncan, Myrtle Beach, Columbia and Beaufort with developed patient databases and relationships. Resource Medical have a strong presence in South Carolina and an expansive product offering, including the following: bariatric equipment, bathroom safety products, Bi-level PAP (bilevel positive airway pressure), canes/crutches, continuous positive airway pressure (“CPAP”) and CPAP masks and accessories, hospital beds, humidifiers, nebulizer and compressors, oxygen concentrator, patient lifts, walkers, wheelchairs, and products for wound care. The demand for these items is expected to grow as the United States population continues to age and chronic diseases among those aged 65 and over continue to increase.

Care Medical Partners LLC

Care Medical Partners LLC (“CMP”), which was acquired by the Corporation in June 2014 and consists of Care Medical of Athens, Inc., Care Medical Atlanta, LLC, Care Medical of Augusta, LLC, Care Medical of Gainesville, LLC, and Care Medical Savannah, LLC, focuses on CPAP and sleep apnea equipment and supplies, mobility equipment, oxygen and other related equipment and medical supplies. Licensed to do business in Georgia and South Carolina and located throughout Georgia, CMP has added to the Corporation’s product and service line in a key location, increasing access to patients. CMP has locations in Athens, Gainesville, Augusta, and Norcross to reach patients across Georgia also has a developed patient database and relationships. Providing both home and hospital delivery, CMP provides medical supplies, medical equipment in addition to mobility equipment and respiratory equipment.

Black Bear Medical Group, Inc.

Black Bear Medical Group, Inc. was acquired by the Corporation in January 2015, which consists of Black Bear Medical, Inc., Costal Med-Tech Corp. and Black Bear Medical NH, Inc. (collectively, “BBM”), being entities licensed to do business in Maine and New Hampshire. BBM specializes in home-based healthcare services, including mobility solutions, and other durable medical equipment. These entities have widened the Corporation’s reach to upper east coast patients in Maine and New Hampshire, strengthening its geographic presence and increasing its offerings.

West Home Healthcare, Inc.

The Corporation acquired West Home Healthcare, Inc. (“WHHC”), a company based and licensed in Virginia in March 2015. WHHC is a company focused on providing home-based healthcare services, including mobility solutions for the home. WHHC offers home accessibility products and services, including bath safety, patient lifts CPAP and sleep apnea equipment and supplies, mobility equipment, oxygen and other related equipment and medical supplies.

Legacy Oxygen & Home Care Equipment, LLC

The Corporation acquired Legacy Oxygen & Home Care Equipment, LLC (“Legacy”) in May 2015. Legacy is a regionally focused company, licensed to do business in Kentucky, Tennessee and Illinois, offering home-based medical equipment and services for patients with chronic pulmonary conditions across multiple locations in Kentucky.

Patient-Aids, Inc.

The Corporation acquired Patient-Aids, Inc. (“Patient-Aids”), a high growth, high margin, and profitable Ohio-based company focused on providing home-based healthcare services. Patient-Aids has, since 1982, been a dominant business in their region being licensed to do business in Ohio, Kentucky and Indiana. Its product lines and services focus on treating patients with chronic power mobility conditions, respiratory conditions, and patients requiring traditional durable medical home based equipment.

Cooley Medical Equipment, Inc.

CME is a participating Medicare provider that provides (i) nebulizers, oxygen concentrators, and CPAP and BiPAP units, (ii) traditional and non-traditional durable medical respiratory equipment and services, and (iii) non-invasive ventilation equipment, supplies and services. CME presently has six locations based in Eastern and Central Kentucky. CME is considered one of Kentucky’s largest home medical equipment and medical service providers.

Acadia Medical Supply, Inc.

AMI is a participating Medicare provider that provides (i) power mobility equipment, vehicle lifts, nebulizers, oxygen concentrators, and CPAP and BiPAP units, (ii) traditional and non-traditional durable medical equipment respiratory and durable medical equipment and services, and (iii) non-invasive ventilation equipment and supplies. It currently has four locations and is well positioned to allow the Corporation to further expand its geographical footprint and provide a larger number of services in the State of Maine.

Recent Developments

On November 2, 2018, the Corporation completed a bought deal private placement offering with Beacon, whereby Beacon purchased 28,248,000 Common Shares (or 5,649,600 post-Consolidation (as defined below) Common Shares) of the Corporation at a price of $0.12 per Common Share, for gross proceeds to the Corporation of $3,389,760, which included 3,248,000 Common Shares (or 649,600 post-Consolidation Common Shares) issued as a result of the partial exercise of the over-allotment option. The Corporation also completed a non-brokered private placement of Common Shares of the Corporation at $0.12 per Common Share with insiders for gross proceeds to the Corporation of $1,100,000.

On December 31, 2018, the Corporation effected a consolidation (the “Consolidation”) of its Common Shares on the basis of one (1) post-Consolidation Common Share for every five (5) pre-Consolidation Common Shares.

During the quarter ended December 31, 2018, the Corporation completed the acquisitions of Riverside Medical, Inc. (“Riverside Medical”) and Central Oxygen, Inc. (“Central Oxygen”). Riverside Medical is a provider of superior home respiratory services and equipment throughout West Tennessee, Southern Middle Tennessee and Northern Mississippi. The Riverside Medical acquisition was the Corporation’s first entry into the State of Tennessee, which neighbors the Corporation’s two largest business units and gave it immediate access to the insurance contracts necessary to serve patients within the state. Central Oxygen is also focused on the respiratory business and is located in up-state Indiana. The acquisition allowed the Corporation to expand its current operations in Indiana from a geographic perspective and brought additional insurance contracts into the Corporation’s domain.

On March 7, 2019, the Corporation completed a bought deal private placement of 8.0% unsecured convertible debentures (the “2019 Debentures”), through a syndicate of underwriters led by Beacon, and including Canaccord Genuity Corp. and Haywood Securities Inc., for gross proceeds to the Corporation of $15 million, including the full exercise of the underwriters’ option. The 2019 Debentures bear interest from the date of closing at a rate of 8.0% per annum, payable semi-annually in arrears on the last day of June and December in each year and will mature on March 7, 2024 (the “Maturity Date”). The principal amount of the 2019 Debentures are convertible into Common Shares at the option of the holder at any time prior to the close of business on the last business day immediately preceding the Maturity Date at a conversion price of $1.30 per Common Share, subject to certain acceleration provisions.

On April 30, 2019 the Corporation redeemed its 7.5% non-convertible unsecured subordinated debentures due December 31, 2019 (the “2014 Debentures”), representing a redemption in full of all such 2014 Debentures.

On May 3, 2019, the Corporation discovered it was subject to a cyberscam breach of its email system. The unlawful intrusion into one employee’s account, led to fraudulent banking information being relayed regarding a planned wire transfer of C$9.2 million toward the redemption of the Corporation’s 2014 Debentures. In early September, 2019, C$8.6 million of the misappropriated funds pursuant to the cyberscam incident were returned to the Corporation by the bank of the perpetrator pursuant to a final Garnishee Order Absolute from a Court of Hong Kong.

In response to the cyberscam breach, the Corporation has taken adopted various measures in an effort to improve its cybersecurity, which measures include: mandating multi-factor authentication; creation of additional anti-phishing policies; establishment of retention policies and litigation holds; enhancement of data loss prevention policies and login restrictions; an increase in the frequency of forwarding rule checks, document backups and security awareness training seminars; adoption of source banners for external emails; disablement of IMAP authentication across the tenant; and enhanced firewall content filtering.

In July 2019, the Corporation sold substantially all of the assets of its only non-core asset, wholly-owned Patient Home Monitoring, Inc. (“PHM Inc.”). The cash consideration at close was approximately C$4.5 million. PHM Inc. accounted for approximately less than 5% of total consolidated revenues and was no longer consistent with the corporate initiatives of the Corporation.

In October 2019, the Corporation completed the acquisition of Cooley Medical Equipment, Inc. (“CME”), a company based in Kentucky. CME is a leader and top provider of respiratory services in Eastern and Central Kentucky with six locations that, when combined with the Corporation’s current operations, will significantly expand the Corporation’s geographical footprint.

In December 2019, the Corporation completed the acquisition of Acadia Medical, Inc. (“AMI”), a company based in Maine. AMI is a leader and top provider of respiratory services in the State of Maine. It currently has four locations and will allow Corporation to further expand its geographical footprint and provide a larger number of services in the State of Maine.

In February 2020, the Corporation submitted its formal application to have the Common Shares quoted on the OTCQX. On June 2, 2020, it qualified to trade on the OTCQX and the Common Shares commenced trading on OTCQX under the symbol “PTQQF.”

In response to COVID-19, the United States’ guidelines issued on March 16, 2020 specifically noted that healthcare services were a critical infrastructure industry as defined by the Department of Homeland Security and employees of companies in this industry have a social responsibility to maintain a normal work schedule to meet service demands. In response to the COVID-19 pandemic, the Corporation has modified its current policies and implemented the instructions provided by the Centers for Disease Control and Prevention in order to best protect its employees and patient network. In addition, the Corporation accelerated inventory purchases to safeguard against any potential future supply chain weaknesses and meet potential increased demand.

In April 2020, the Corporation was approved for a C$5.97 million loan under the Payroll Protection Program administered by the U.S. Small Business Administration, which is a US$349 billion loan program that originated from the U.S. Coronavirus Aid, Relief and Economic Security (CARES) Act. The loan is intended to assist the Corporation in maintaining its workers through the COVID-19 pandemic.

Although the Corporation has taken steps to mitigate the impact of COVID-19, the continued presence and spread of COVID-19 nationally and globally could have a material adverse impact on the Corporation’s business, operations, and financial results and position, including through employee attrition, disruptions to the Corporation’s supply chains and sales channels, restrictions of operations at our retail stores, changes in the number of Americans with health insurance resulting in a change in demand for the Corporation’s products, as well as a deterioration of general economic conditions including a possible national or global recession. The Corporation continues to monitor the situation and work with its stakeholders (including customers, employees, and suppliers) in order to assess further possible implications to its business, supply chain, and customers, and, where practicable, mitigate adverse consequences and responsibly address this global pandemic. What further impact, if any, the COVID-19 pandemic may have on the Corporation’s business is unpredictable. See “Risk Factors - Risks Related to the Business - COVID-19 Pandemic”.

For further information regarding Protech, see the Annual Information Form and other documents incorporated by reference in this Prospectus available at www.sedar.com under the Corporation’s profile.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the consolidated capitalization of the Corporation since the Interim Financial Statements. The following table shows the consolidated capitalization of the Corporation as at the date of the Corporation’s Interim Financial Statements and as at such date after giving effect to the Offering. The following table should be read in conjunction with the Interim Financial Statements and Interim MD&A, each of which are incorporated by reference into this Prospectus:

	Interim Financial Statements(1)
	As at March 31, 2020 Before Giving Effect to the Offering and the Concurrent Private Placement	As at March 31, 2020 After Giving Effect to the Offering but Before Giving Effect to the Concurrent Private Placement(2)(3)(8)	As at March 31, 2020 After Giving Effect to the Concurrent Private Placement but Before Giving Effect to the Offering(4)(5)(9)	As at March 31, 2020 After Giving Effect to the Offering and the Concurrent Private Placement(6)(7)(8)(9)
Share Capital	$198,223	$225,155	$200,954	$228,124
(Authorized unlimited)	83,685 Common Shares	108,686 Common Shares	86,363 Common Shares	111,364 Common Shares
Cash	$6,210	$33,142	$8,941	$36,111
Warrants	886	14,762	2,322	16,197
Debentures	$14,996	$14,996	$14,996	$14,996

(1)	000’s.

(2)	After deducting the Underwriters’ Fee and estimated expenses of the Offering and the Concurrent Private Placement.

(3)	Assuming the exercise of the Over-Allotment Option in full.

(4)	After deducting the Placement Fee and estimated expenses of the Offering and the Concurrent Private Placement.

(5)	Assuming 2,677,826 Units are issued and sold by the Corporation pursuant to the Concurrent Private Placement.

(6)	After deducting the Underwriters’ Fee, the Placement Fee and estimated expenses of the Offering and the Concurrent Private Placement.

(7)	Assuming the exercise of the Over-Allotment Option in full and 2,677,826 Units are issued and sold by the Corporation pursuant to the Concurrent Private Placement.

(8)	Assuming 1,375,055 Broker Warrants are issued in connection with the Offering.

(9)	Assuming 96,250 Private Placement Compensation Options are issued in connection with the Brokered Private Placement.

(10)	As at the close of business on June 24, 2020, there were 11,117,382 options outstanding under the Corporation’s amended and restated fixed number stock option plan, which was approved at the annual and special meeting of the shareholders of the Corporation held on January 28, 2019.

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering, after deducting the Underwriters’ Fee (but before deducting the estimated expenses), will be approximately $23,625,945, or approximately $27,169,837 (if the Over-Allotment Option is exercised in full). The net proceeds to the Corporation from the Concurrent Private Placement, after deducting the Placement Fee (but before deducting the estimated expenses), will be approximately $2,968,813. The net proceeds to the Corporation from the Offering and the Concurrent Private Placement together, after deducting the Underwriters’ Fee, the Placement Fee and the estimated expenses of the Offering and the Concurrent Private Placement of $237,500, will be approximately $26,357,258, or approximately $29,901,150 (if the Over-Allotment Option is exercised in full).

The net proceeds of the Offering and the Concurrent Private Placement will be used to increase the cash position of the Corporation without any other current known or specified near or medium term purpose. The Corporation believes it is prudent to secure capital to ensure that the Corporation maintains sufficient liquidity and capital resources in the near- to medium-term. In addition, the Corporation wishes to ensure that it has sufficient cash on hand in order to complete strategic acquisitions in the future if, as and when any such opportunities arise. The Corporation has spent the last several years building and solidifying its platform and now believes there are opportunities to pivot into a strategy more focused on growth. The Corporation intends to use the net proceeds of the Offering and the Concurrent Private Placement to strengthen its balance sheet to ensure that it is well positioned to aggressively pursue its corporate strategy to grow the business, both organically and via acquisition. The Corporation has not identified any specific acquisitions, investments or projects it wishes to undertake. The anticipated use of net proceeds of the Offering and the Concurrent Private Placement as detailed above is based on the best estimates prepared by management of the Corporation. Actual expenditures may differ from the expectations set forth above. The stated business objectives of the Corporation are to remain focused on the continued operations of its business, while looking for opportunities to increase revenue and reduce costs in an effort to improve margins, which can, if the opportunity arises, include one or more strategic acquisitions.

Until applied, the net proceeds will be held as cash balances in the Corporation’s bank account or invested in certificates of deposit and other instruments issued by banks or obligations of or guaranteed by the Government of Canada or any province thereof or the Government of the United States or any state thereof.

If the Over-Allotment Option is exercised in full, the Corporation will receive additional net proceeds of $3,543,892, after deducting the applicable Underwriters’ Fee. The net proceeds from the exercise of the Over-Allotment Option, if any, will be used to increase the cash position of the Corporation as set forth above, as will any proceeds received from exercise of the Broker Warrants. See “Risk Factors”.

As previously disclosed, the net proceeds from the Corporation’s prior financing, being the issuance of the 2019 Debentures, were intended to be used by the Corporation for debt repayment, working capital and general corporate requirements. The Corporation has applied the net proceeds of the 2019 Debentures (after deducting the fees and expenses incurred in respect of the such offering) as follows: (i) approximately $9.2 million was used to repay the principal amount of the 2014 Debentures, together with all interest accrued thereon and early repayment fees; (ii) approximately $4.2 million was used in connection with the Corporation’s acquisitions; and (iii) the balance, being approximately $73,000, was used for working capital purposes.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Underwriters have severally and not jointly, nor jointly and severally agreed to purchase, as principals, and the Corporation has agreed to sell, subject to compliance with all necessary legal requirements and pursuant to the terms and conditions of the Underwriting Agreement, on the Closing Date, not less than all of the Units at the Offering Price, payable in cash to the Corporation against delivery of the Units. In consideration for the services rendered by the Underwriters in connection with the Offering, the Underwriters will be paid a cash fee equal to 5.5% of the gross proceeds of the Offering (including any gross proceeds raised on the exercise of the Over-Allotment Option). As additional compensation for services rendered, the Underwriters shall be issued Broker Warrants to purchase that number of Broker Shares as is equal to 5.5% of the Units sold pursuant to the Offering (including any Over-Allotment Securities). This Prospectus also qualifies the distribution of the Broker Warrants issued to the Underwriters (including in respect of any Broker Warrants issuable in respect of any exercise of the Over-Allotment Option). The Corporation will pay a Placement Fee equal to 5.5% of the gross proceeds raised under the Concurrent Brokered Private Placement together with such number of Private Placement Compensation Options equal to 5.5% of the Units sold pursuant to the Concurrent Brokered Private Placement. Each Private Placement Compensation Option is exercisable to acquire one Common Share at a price of $1.15 at any time prior to 4:00 p.m. (Toronto time) on the date that is two years following the Closing Date.

The Corporation has granted the Underwriters the Over-Allotment Option, exercisable in whole or in part, at any time and from time to time, in the sole discretion of the Underwriters, for a period of 30 days from the Closing Date, to purchase up to an additional amount of Units equal to 15% of the Units sold pursuant to the Offering, being 3,261,000 Over-Allotment Units, at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes. The purchase price of one additional Unit pursuant to the Over-Allotment Option will be equal to the Offering Price. The Over-Allotment Option may be exercisable by the Underwriters in respect of: (i) Over-Allotment Units at the Offering Price; or (ii) Over-Allotment Shares at a price of $1.119 per Over-Allotment Share; or (iii) Over-Allotment Warrants at a price of $0.062 per Over-Allotment Warrant; or (iv) any combination of the Over-Allotment Securities, so long as the aggregate number of Over-Allotment Shares and Over-Allotment Warrants which may be issued under the Over-Allotment Option does not exceed 3,261,000 Over-Allotment Shares and 1,630,500 Over-Allotment Warrants. The grant of the Over-Allotment Option and the Over-Allotment Securities issued upon exercise of the Over-Allotment Option are qualified for distribution under this Prospectus. A purchaser who acquires securities forming part of the Underwriters’ over-allocation position acquires those securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters’ Fee and the net proceeds to the Corporation (before payment of the expenses of the Offering) will be approximately $28,751,150, $1,581,313 and $27,169,837, respectively.

Each Unit will consist of one Unit Share and one-half of one Warrant. The Warrants will be created and issued pursuant to the terms of the Warrant Indenture, which will be entered into between the Corporation and the Warrant Agent. Each Warrant will entitle the holder thereof to purchase one Warrant Share at a price of $1.60 at any time prior to 4:00 p.m. (Toronto time) on the date that is 12 months after the Closing Date, after which time the Warrants will expire and be void and of no value. The Warrant Indenture will contain provisions designed to protect the holders of Warrants against dilution upon the happening of certain events. No fractional Common Shares will be issued upon the exercise of any Warrants. See “Description of Securities Being Distributed”.

Subscriptions for the Units will be received subject to rejection or allotment in whole or in part. Other than in connection with the Concurrent Private placement, it is anticipated that the Unit Shares and Warrants comprising the Units will be registered in the name of CDS or its nominee, and will be deposited with CDS at the closing of the Offering on the Closing Date, which is expected to occur on or about June 23, 2020 or such other date as the Underwriters and the Corporation may agree, but in any case no later than 42 days after the date a receipt is issued for the (final) Prospectus to be filed in respect of the Offering. A purchaser of Units pursuant to the Offering will receive only a customer confirmation from the registered dealer from or through which the Units are purchased and who is a CDS participant. Other than in connection with the Concurrent Private placement, no definitive certificates will be issued unless specifically requested or required.

The Underwriters have reserved the right to form a selling group of appropriately registered dealers and brokers, with compensation to be negotiated between the Underwriters and such selling group participants, but at no additional cost to the Corporation.

The Offering Price was determined based upon arm’s length negotiations between the Corporation and the Co-Lead Underwriters, on their own behalf and on behalf of the Underwriters. Among the factors considered in determining the Offering Price were the market price of the Common Shares, prevailing market conditions, the historical performance and capital structure of the Corporation, the availability of comparable investments, an overall assessment of management of the Corporation and the consideration of the foregoing factors in relation to market valuation of companies in related businesses.

The obligations of the Underwriters under the Underwriting Agreement are conditional and may be terminated at their discretion on the basis of each of a: “disaster out”, “material adverse change out”, “regulatory proceedings out” (including cease trading of the Common Shares) and “breach of agreement out” and may also be terminated upon the occurrence of certain other stated events. The Underwriters are, however, obligated to take up and pay for all of the Units offered hereby if any of such Units are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their directors, officers, employees and shareholders against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

The Corporation has agreed in favour of the Underwriters that, during the period ending 90 days after the Closing Date, it will not issue any Common Shares or other securities convertible into Common Shares, without having obtained the prior written consent of the Co-Lead Underwriters, on behalf of the Underwriters, such consent not to be unreasonably withheld, other than: (i) pursuant to the Over-Allotment Option; (ii) under existing director or employee stock options, bonus or purchase plans or similar share compensation arrangements; (iii) under director or employee stock options or bonuses granted in a manner consistent with past practice; (iv) upon the exercise of convertible securities, warrants or options outstanding; (v) pursuant to previously announced payments and/or acquisitions; (vi) the obligations of the Corporation in respect of existing agreements; or (vii) the issuance of securities by the Corporation in connection with acquisitions in the normal course of business.

The Corporation has also agreed to use its best efforts to cause each of the directors and senior officers of the Corporation to enter into lock up agreements in favour of the Underwriters evidencing their agreement not to, for a period of 90 days following the Closing Date, directly or indirectly, offer, sell, contract to sell, grant an option to purchase, make any short sale, lend, swap or otherwise dispose of, transfer, assign or announce any intention to do so, any Common Shares or securities convertible into, exchangeable for, or otherwise exercisable to acquire Common Shares or other equity securities of the Corporation, other than pursuant to a bona fide takeover bid or any other similar transaction made generally to all of the shareholders of the Corporation, provided that, in the event the change of control or other similar transaction is not completed, such securities shall remain subject to the lock-up agreement.

Certain of the Underwriters and their affiliates have performed investment banking, commercial banking and advisory services for the Corporation from time to time for which they have received customary fees and expenses. The Underwriters and their affiliates may, from time to time, engage in transactions with and perform services for the Corporation in the ordinary course of their business.

The Offering is being made in each of the provinces of British Columbia, Alberta and Ontario. The Units will be offered in each of the relevant provinces of Canada through those Underwriters or their affiliates who are registered to offer the Units for sale in such provinces and such other registered dealers as may be designated by the Underwriters. Subject to applicable law, the Underwriters may offer the Units in the United States and such other jurisdictions outside of Canada and the United States as agreed between the Corporation and the Underwriters.

The Units, the Unit Shares and the Warrants to be issued pursuant to the Offering and the Warrant Shares, have not been and will not be registered under the U.S. Securities Act or any applicable state securities laws, and may not be offered, sold or delivered in the United States or to, or for the account or benefit of, persons in the United States or U.S. Persons, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption therefrom is available. Each Underwriter and each of its United States broker-dealer affiliates has agreed that, except as permitted by the Underwriting Agreement and subject to all the agreements, covenants and restrictions set forth therein, it will not offer or sell the Units, as part of its distribution at any time, in the United States or to, or for the account or benefit of, persons in the United States or U.S. Persons and that all offers and sales of the Units will otherwise be made outside of the United States to non-U.S. Persons in accordance with Rule 903 of Regulation S (“Regulation S”) under the U.S. Securities Act; provided, however, the Underwriters may (i) offer and resell the Units that they have acquired pursuant to the Underwriting Agreement in the United States and to, or for the account or benefit of, persons in the United States and U.S. Persons who are “qualified institutional buyers,” as such term is defined in Rule 144A under the U.S. Securities Act (“Qualified Institutional Buyers”), in compliance with Rule 144A under the U.S. Securities Act, and (ii) offer the Units in the United States and to, or for the account or benefit of, persons in the United States and U.S. Persons as substituted purchasers to whom the Corporation will sell the Units directly to persons who are institutional “accredited investors” who satisfy one of the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D (“Regulation D”) under the U.S. Securities Act (“Institutional Accredited Investors”) in compliance with Rule 506(b) of Regulation D and, in both cases, in compliance with applicable state securities laws.

The Units, the Unit Shares, the Warrants and the Warrant Shares offered and sold in such circumstances will be “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and any certificates representing such securities will bear or deemed to bear, as applicable, a legend to the effect that the securities represented thereby are not registered under the U.S. Securities Act or applicable state securities laws and may only be offered, sold, pledged or otherwise transferred pursuant to certain exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws, if available, and any other restrictions agreed to under the terms of any offer or sale that are applicable to such purchaser in the United States or to, or for the account or benefit of, persons in the United States or U.S. Persons.

This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Units, Unit Shares or the Warrants (or any underlying securities) in the United States or to, or for the account or benefit of, persons in the United States or U.S. Persons. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Units, the Unit Shares or the Warrants within the United States or to, or for the account or benefit of, a person in the United States or a U.S. Person by any dealer, whether or not participating in the Offering, may violate the registration requirements of the U.S. Securities Act if such other offer or sale is made otherwise than in accordance with an available exemption from the registration requirements under the U.S. Securities Act.

Except as otherwise noted therein, the terms used in the last three paragraphs have the meanings given to them in Regulation S.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions including: (a) a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities; (b) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was for the purpose of maintaining a fair and orderly market and not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities; or (c) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period. Consistent with these requirements, and in connection with this distribution, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on the TSXV, in the over-the-counter market or otherwise.

The Underwriters propose to offer the Units initially at the Offering Price specified. After the Underwriters have made reasonable efforts to sell all of the Units at such price, the Offering Price may be decreased, and may be further changed from time to time, to an amount not greater than the Offering Price, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Units is less than the gross proceeds to be paid by the Underwriters to the Corporation. However, in no event will the Corporation receive less than net proceeds of $1.08675 per Unit of net proceeds.

The TSXV has conditionally approved the Offering and the listing of the Unit Shares, Warrant Shares and Broker Shares on the TSXV (including the Over-Allotment Shares and the Over-Allotment Warrant Shares). Listing is subject to the Corporation fulfilling the applicable listing requirements of the TSXV.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS OR COMPANIES

Certain directors and officers of Protech reside outside of Canada. Such directors and officers named below have appointed the following agents for service of process:

Name of Director/Officer	Name and Address of Agent
Gregory Crawford, Chief Executive Officer and Director	DLA Piper (Canada) LLP, 2800 Park Place, 666 Burrard St, Vancouver, British Columbia, Canada V6C 2Z7
Mark Greenberg, Director	DLA Piper (Canada) LLP, 2800 Park Place, 666 Burrard St, Vancouver, British Columbia, Canada V6C 2Z7
Eugene Ewing, Director	DLA Piper (Canada) LLP, 2800 Park Place, 666 Burrard St, Vancouver, British Columbia, Canada V6C 2Z7
Hardik Mehta, Chief Financial Officer	DLA Piper (Canada) LLP, 2800 Park Place, 666 Burrard St, Vancouver, British Columbia, Canada V6C 2Z7

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

CONCURRENT PRIVATE PLACEMENT

The Corporation will enter into the Subscription Agreements on or prior to the Closing Date, pursuant to which certain subscribers will agree to subscribe for and purchase an aggregate of up to 2,677,826 Units at the Offering Price per Unit for aggregate gross proceeds of up to approximately $3,079,500. Subject to obtaining regulatory approval, the closing of the Concurrent Private Placement is expected to occur concurrently with the closing of the Offering.

Subscriptions for the Units will be received subject to rejection or allotment in whole or in part. It is anticipated that definitive certificates will be issued for the Unit Shares and Warrants comprising the Units to be issued and sold by the Corporation pursuant to the Concurrent Private Placement at the closing of the Concurrent Private Placement on the Closing Date. The terms and conditions of the Concurrent Private Placement will be set out in the Subscription Agreements.

This Prospectus does not qualify any securities issued under the Concurrent Private Placement. The Units to be issued under the Concurrent Private Placement will be subject to a statutory hold period lasting four months and one day following the closing of the Concurrent Private Placement. The Corporation will pay a Placement Fee equal to 5.5% of the gross proceeds raised under the Concurrent Brokered Private Placement together with such number of Private Placement Compensation Options equal to 5.5% of the Units sold pursuant to the Concurrent Brokered Private Placement. Each Private Placement Compensation Option is exercisable to acquire one Common Share at a price of $1.15 at any time prior to 4:00 p.m. (Toronto time) on the date that is two years following the Closing Date. The anticipated net proceeds from the Offering (but excluding the Over-Allotment Option) and the Concurrent Private Placement (after deducting the expenses of the Offering and the Concurrent Brokered Private Placement and the Underwriters’ Fee and Placement Fee) will be $26,357,258. See “Use of Proceeds” for the principal purposes for which the net proceeds of the Concurrent Private Placement will be used by the Corporation.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The Corporation is authorized to issue an unlimited number of the Common Shares. As of June 24, 2020, there were  84,165,779 Common Shares issued and outstanding. The holders of Common Shares are entitled to receive notice of and to attend any meeting of the shareholders of the Corporation and are entitled to one vote for each Common Share held (except at meetings at which only the holders of another class of shares are entitled to vote). The holders of Common Shares are entitled to receive dividends, on a pro rata basis, if, as and when declared by the Board of Directors if any, as and when from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro-rata basis, the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights.

The Corporation has not, for any of the three most recently completed financial years or its current financial year, declared or paid any dividends on the Common Shares, and does not currently have a policy with respect to the payment of dividends. The Corporation currently intends to retain future earnings to finance the operation, development and expansion of its business. The Corporation does not anticipate paying cash dividends on the Common Shares in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of the Board of Directors and will depend on the  Corporation’s financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that the Board of Directors may consider relevant.

Warrants

Except for the Warrants issued under the Concurrent Private Placement which will be evidenced by definitive warrant certificates, the Warrants will be issued in registered form under and be governed by the terms of the Warrant Indenture. The Corporation will appoint the principal transfer offices of the Warrant Agent in Vancouver, British Columbia as the location at which Warrants may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture contains all of the material attributes and characteristics of the Warrants but does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture.

The each Unit Share and each half Warrants comprising each Unit will separate immediately upon closing of the Offering. Each whole Warrant will entitle the holder to purchase one Warrant Share at a price of $1.60. The exercise price and the number of Warrant Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below. Warrants will be exercisable at any time prior to 4:00 p.m. (Toronto time) on the date that is 12 months after the Closing Date after which time the Warrants will expire and become null and void.

The Warrant Indenture will provide for adjustment in the number of Warrant Shares issuable upon the exercise of the Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including:

(i)	the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a distribution of Common Shares upon the exercise of Warrants);

(ii)	the subdivision, redivision or change of the Common Shares into a greater number of shares;

(iii)	the reduction, combination or consolidation of the Common Shares into a lesser number of shares;

(iv)	the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price”, as defined in the Warrant Indenture, for the Common Shares on such record date; and

(v)	the issuance or distribution to all or substantially all of the holders of the Common Shares of shares of any class other than the Common Shares, rights, options or warrants to acquire Common Shares or securities exchangeable or convertible into Common Shares, of evidences of indebtedness or cash, securities or any property or other assets (other than cash dividends in the ordinary course).

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events: (1) reclassifications of the Common Shares; (2) consolidations, amalgamations, plans of arrangement or mergers of the Corporation with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers which do not result in any reclassification of the Common Shares or a change of the Common Shares into other shares); or (3) the transfer (other than to one of the Corporation’s subsidiaries) of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price or the number of Warrant Shares purchasable upon the exercise of the Warrants will be required to be made unless such adjustment would result in a change of at least $0.0001 or the number of Warrant Shares purchasable upon exercise by at least one one-hundredth of a Warrant Share.

The Corporation will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

No fractional Warrant Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of the Common Shares would have.

The Warrants may not be exercised in the United States or by, or on behalf or for the benefit of, a person in the United States or a U.S. Person, unless an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available for the issuance of the Warrant Shares to such Holder and such Holder has furnished an opinion of counsel of recognized standing or such other evidence in form and substance reasonably satisfactory to the Corporation to such effect; provided, however, that a Qualified Institutional Buyer or an Institutional Accredited Investor that purchased Warrants in the Offering for its own account, or for the account of another Qualified Institutional Buyer or Institutional Accredited Investor, as applicable, for which it exercised sole investment discretion with respect to such original purchase (an “Original Beneficial Purchaser”), will not be required to deliver an opinion of counsel or such other evidence if it exercises those Warrants for its own account or for the account of the Original Beneficial Purchaser, if any, if each of it and such Original Beneficial Purchaser, if any, was a Qualified Institutional Buyer or Institutional Accredited Investor, as applicable, at the time of its purchase and exercise of such Warrants.

From time to time, the Corporation and the Warrant Agent, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Indenture that is prejudicial to the interests of the holders of the Warrants may only be made by “extraordinary resolution”, which is defined in the Warrant Indenture as a resolution either (1) passed at a meeting of the holders of Warrants at which there are at least two holders of Warrants present in person or represented by proxy representing at least 25% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66⅔% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution or (2) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66⅔% of the aggregate number of all the then outstanding Warrants.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires Units pursuant to this Offering. For purposes of this summary, references to Common Shares include Unit Shares and Warrant Shares unless otherwise indicated. This summary applies only to a purchaser who is a beneficial owner of Common Shares and Warrants acquired pursuant to this Offering and who, for the purposes of the Tax Act, and at all relevant times: (i) acquires and holds the Common Shares and Warrants as capital property (ii) deals at arm’s length with the Corporation and the Underwriters; and (iii) is not affiliated with the Corporation or the Underwriters (a “Holder”). Common Shares and Warrants will generally be considered to be capital property to a Holder unless the Holder holds such securities in the course of carrying on a business of trading or dealing in securities or has acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “financial institution” (as defined in the Tax Act) for purposes of the mark-to-market provisions of the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) that has made a functional currency reporting election under section 261 of the Tax Act to report its “Canadian tax results” as defined in the Tax Act in a currency other than Canadian currency; (iv) an interest in which is, or for whom a Common Share or Warrant would be, a “tax shelter investment” for the purposes of the Tax Act; (v) that is exempt from tax under Part I of the Tax Act (vi) that has entered into or will enter into a "synthetic disposition arrangement" or a “derivative forward agreement” (as those terms are defined in the Tax Act) in respect of Common Shares or Warrants; (vii) that receives dividends on Common Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act); or (viii) that is a corporation resident in Canada, and is or becomes (or does not deal at arm’s length within the meaning of the Tax Act with a corporation resident in Canada that is or becomes) controlled by a non-resident of Canada for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (“Regulations”) in force as of the date hereof, all specific proposals (“Proposed Amendments”) to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”). No assurance can be given that the Proposed Amendments will be enacted or otherwise implemented in their current form, if at all. If the Proposed Amendments are not enacted or otherwise implemented as presently proposed, the tax consequences may not be as described below in all cases. Other than the Proposed Amendments, this summary does not take into account or anticipate any changes in law, administrative policy or assessing practice, whether by legislative, regulatory, administrative, governmental or judicial decision or action, nor does it take into account the tax laws of any province or territory of Canada or of any jurisdiction outside of Canada. Holders that are not residents of Canada for the purposes of the Tax Act should consult with their own tax advisors with respect to the tax consequences of acquiring, holding and disposing of Common Shares and Warrants in any jurisdiction in which they may be subject to tax, including Canada.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.

Allocation of Cost

A Holder who acquires Units pursuant to this Offering will be required to allocate the purchase price paid for each Unit on a reasonable basis between the Unit Share and one-half Warrant comprising such Unit in order to determine their respective costs to such Holder for the purposes of the Tax Act.

For its purposes, the Corporation has advised counsel that, of the $1.15 subscription price for each Unit, it intends to allocate $1.119 to each Unit Share and $0.031 to each one-half Warrant and believes that such allocation is reasonable. The Corporation’s allocation, however, is not binding on the CRA or on a Holder.

The adjusted cost base to a Holder of each Unit Share comprising a part of a Unit acquired pursuant to this Offering will be determined by averaging the cost of such Unit Shares with the adjusted cost base to such Holder of all other Common Shares (if any) held by the Holder as capital property immediately prior to the acquisition.

Exercise of Warrants

No gain or loss will be realized by a Holder of a Warrant upon the exercise of such Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder’s cost of the Warrant Share acquired thereby will be equal to the adjusted cost base of the Warrant to such Holder, plus the exercise price paid for the Warrant Share. For the purpose of computing the adjusted cost base to a Holder of each Warrant Share acquired on the exercise of a Warrant, the cost of such Warrant Shares must be averaged with the adjusted cost base to such Holder of all other Common Shares (if any) held by the Holder as capital property immediately prior to the exercise of the Warrant.

Holders Resident in Canada

This section of the summary applies to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Tax Act (“Resident Holder”). Certain Resident Holders whose Common Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have the Common Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances. Such election is not available in respect of Warrants.

Expiry of Warrants

In the event of the expiry of an unexercised Warrant, a Resident Holder generally will realize a capital loss equal to the Resident Holder’s adjusted cost base of such Warrant. The tax treatment of capital gains and capital losses is discussed in greater detail below under “Holders Resident in Canada - Taxation of Capital Gains and Capital Losses”.

Dividends

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Common Shares.

In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from taxable Canadian corporations, including the enhanced dividend tax credit in respect of dividends designated by the Corporation as “eligible dividends”. There may be limitations on the ability of the Corporation to designate dividends as eligible dividends.

In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year. In certain circumstances, subsection 55(2) of the Tax Act will treat a dividend or deemed dividend received by a Resident Holder that is a corporation as a capital gain or proceeds of disposition. Such Resident Holders should consult their own tax advisors in this regard.

A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, will generally be liable to pay a refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year. A “subject corporation” is generally a corporation (other than a private corporation) controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

Dispositions of Common Shares and Warrants

A Resident Holder who disposes of or is deemed to have disposed of a Common Share (other than on a disposition to the Corporation that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market) or Warrant (other than on the exercise or expiry of a Warrant) will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition of the Common Share or Warrant, as the case may be, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base to the Resident Holder of the Common Share or Warrant immediately before the disposition or deemed disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Holders Resident in Canada - Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

A Resident Holder will generally be required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a “taxable capital gain”) realized in such year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized in the taxation year of disposition. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of a Common Share by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on such Common Shares to the extent and under the circumstances specified in the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares or where a partnership or trust, of which a corporation is a member or a beneficiary, is a member of a partnership or a beneficiary of a trust that owns Common Shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Other Taxes

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, including taxable capital gains.

In general terms, a Resident Holder that is an individual (other than certain trusts) that receives or is deemed to have received taxable dividends on the Common Shares or realizes a capital gain on the disposition or deemed disposition of Common Shares or Warrants may be liable to pay alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors with respect to the application of alternative minimum tax.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act: (i) is not, and is not deemed to be, resident in Canada; and (ii) does not use or hold and is not deemed to use or hold the Common Shares or Warrants in connection with carrying on a business in Canada (“Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere and such Holders should consult their own tax advisors.

Expiry of Warrants

In the event of the expiry of an unexercised Warrant, a Non-Resident Holder will generally realize a capital loss equal to the Non-Resident Holder’s adjusted cost base of such Warrant. The tax treatment of capital losses by a Non-Resident Holder is discussed in greater detail below under the subheading “Dispositions of Common Shares and Warrants”.

Dividends

Dividends paid or credited or deemed under the Tax Act to be paid or credited by the Corporation to a Non-Resident Holder on Common Shares will be subject to Canadian withholding tax at the rate of 25%, subject to reduction under the provisions of an applicable tax treaty or convention. For example, where a Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Tax Convention (1980), as amended, and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15%, and further reduced to 5% in the case of a Non-Resident Holder that is a company that owns beneficially at least 10% of the voting stock of the Corporation.

Dispositions of Common Shares and Warrants

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of a Common Share or Warrant, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Common Share or Warrant (as applicable) is, or is deemed to be, “taxable Canadian property” of the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to an exemption pursuant to the terms of an applicable tax treaty or convention.

Generally, a Common Share or Warrant (as applicable) will not constitute taxable Canadian property of a Non-Resident Holder provided that the Common Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes Tiers 1 and 2 of the TSXV), unless at any time during the 60 month period immediately preceding the disposition, (i) at least 25% of the issued shares of any class or series of the capital stock of the Corporation were owned by or belonged to one or any combination of (a) the Non- Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) at such time, more than 50% of the fair market value of Common Shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. A Common Share or Warrant may also be deemed to be “taxable Canadian property” in certain other circumstances. Non-Resident Holders should consult their own tax advisors as to whether their Common Shares or Warrants constitute “taxable Canadian property” in their own particular circumstances.

In cases where a Non-Resident Holder disposes (or is deemed to have disposed) of a Common Share or Warrant that is taxable Canadian property to that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption under an applicable income tax treaty or convention, the consequences described above under the headings “Holders Resident in Canada - Dispositions of Common Shares and Warrants” and “Holders Resident in Canada - Taxation of Capital Gains and Capital Losses” will generally be applicable to such disposition.

Non-Resident Holders whose Common Shares or Warrants are taxable Canadian property should consult their own tax advisors.

PRIOR SALES

Common Shares

The following table summarizes details of the Common Shares issued by the Corporation during the 12-month period prior to the date of this Prospectus.

Date of Issuance	Reason for Issuance	Price ($)	Number of Common Shares
September 4, 2019	Stock Option Exercise	$0.375	50,250
September 4, 2019	Stock Option Exercise	$0.40	6,000
January 28, 2020	Stock Option Exercise	$0.375	96,250
April 1, 2020	Shares for Services(1)	$0.59	60,000
April 30, 2020	Stock Option Exercise	$0.375	50,000
May 12, 2020	Stock Option Exercise	$0.90	200,000
May 15, 2020	Stock Option Exercise	$0.55	500
May 22, 2020	Stock Option Exercise	$0.375	150,000
June 1, 2020	Stock Option Exercise	$0.375	20,000
			633,000

(1)	Issued to SABR Capital Management LLC pursuant to an advisory agreement.

Warrants

No warrants were issued by the Corporation during the 12-month period prior to the date of this Prospectus.

Stock Options

The following table summarizes details of the stock options issued by the Corporation during the 12-month period prior to the date of this Prospectus.

Date of Issuance	Security	Price ($)(1)	Number of Securities
September 5, 2019(2)	Stock options	$0.72	1,000,000
September 19, 2019(3)	Stock options	$0.83	200,000
January 8, 2020(4)	Stock options	$1.10	100,008
			1,300,008

(1)	Exercise price of the stock options.

(2)	Expire September 5, 2029.

(3)	Expire September 19, 2029.

(4)	Expire December 31, 2024.

TRADING PRICE AND VOLUME

Common Shares

The outstanding Common Shares are traded on the TSXV under the trading symbol “PTQ”. The following table sets forth the reported intraday high and low prices and monthly trading volumes of the Common Shares for the 12-month period prior to the date of this Prospectus.

Month	High (C$)	Low ($)	Volume
June 1-24, 2020	1.35	1.15	13,023,623
May 2020	1.33	0.92	10,347,218
April 2020	0.99	0.55	6,976,080
March 2020	0.77	0.47	5,962,085
February 2020	0.95	0.69	3,627,659
January 2020	1.05	0.89	2,966,666
December 2019	1.04	0.91	2,878,179
November 2019	1.19	0.95	4,194,520
October 2019	1.08	0.78	4,152,448
September 2019	0.90	0.70	2,329,659
August 2019	0.87	0.69	3,978,281
July 2019	0.82	0.73	1,854,224
June 2019	0.86	0.66	3,042,073

At the close of business on June 24, 2020, being the date of this Prospectus, the price of the Common Shares as quoted by the TSXV was $ 1.21.

2019 Debentures

The 2019 Debentures are listed and posted for trading on the TSXV under the symbol “PTQ.DB.A”. The following table sets out the monthly market price range and trading volume of the 2019 Debentures on the TSXV  for the 12-month period prior to the date of this Prospectus.

Month	High (C$)	Low ($)	Volume
June 1-24, 2020	110.00	102.50	211,000
May 2020	104.00	89.98	64,000
April 2020	90.00	80.17	975,000
March 2020	87.00	81.00	43,000
February 2020	100.00	96.19	100,000
January 2020	99.10	98.00	87,000
December 2019	102.00	90.00	262,000
November 2019	105.00	99.00	179,000
October 2019	100.00	93.05	550,000
September 2019	93.00	91.50	31,000
August 2019	105.00	90.60	181,000
July 2019(1)	95.00	90.00	146,000
June 2019(1)		-	-

(1)	The 2019 Debentures commenced trading on July 9, 2019.

At the close of business on June 24, 2020, being the date of this Prospectus, the price of the Debentures as quoted by the TSXV was $103.10.

RISK FACTORS

An investment in the Units should be considered highly speculative and involves significant risks due to the nature of the Corporation’s business, the status of its properties, option agreements, commercial arrangements and the use commercially unproven processing technologies. Any prospective investor should review and carefully consider all of the information contained and incorporated by reference in this Prospectus before purchasing any of the Units distributed under this Prospectus. The risks described herein are not the only risk factors facing the Corporation and should not be considered exhaustive. Additional risks and uncertainties not currently known to the Corporation, or that the Corporation currently considers immaterial, may also materially and adversely affect the business, operations and condition, financial or otherwise, of Protech.

These risk factors, together with all other information included or incorporated by reference in this Prospectus, including, without limitation, information contained in the section “Cautionary Note Regarding Forward-Looking Statements” as well as the risk factors set out below, should be carefully reviewed and considered by investors.

Some of the factors described herein, in the documents incorporated or deemed incorporated by reference herein are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the adverse effects set out in the risk factors described herein, or in another document incorporated or deemed incorporated by reference herein occur, it could have a material adverse effect on the business, financial condition and results of operations of the Corporation. Additional risks and uncertainties of which the Corporation currently is unaware of or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Corporation’s business, financial condition and results of operations. The Corporation cannot provide assurance that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the adverse effects set out in the risk factors herein, or in the other documents incorporated or deemed incorporated by reference herein or other unforeseen risks.

Risks Associated with the Common Shares and the Offering

Discretion in the Use of Proceeds

The Corporation intends to spend the funds available as stated in this Prospectus. However, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary. In such circumstances, the net proceeds will be reallocated at the Corporation’s sole discretion.

Management will have discretion concerning the use of proceeds of the Offering and the Concurrent Private Placement  as well as the timing of their expenditures. As a result, an investor will be relying on the judgment of management for the application of the proceeds of the Offering and the Concurrent Private Placement. Management may use the net proceeds of the Offering and the Concurrent Private Placement in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Corporation’s results of operations may suffer.

Trading Price for the Common Shares is Volatile

The Common Shares are currently listed and posted for trading on the TSXV. Securities of small-cap and healthcare companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in cost of goods, or in financial condition or results of operations of the Corporation. Other factors unrelated to the performance of the Corporation that may have an effect on the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the business of the Corporation may be limited if investment banks with research capabilities do not follow the Corporation’s securities; lessening in trading volume and general market interest in the Corporation’s securities may affect an investor’s ability to trade significant numbers of the Common Shares; the size of the Corporation’s public float may limit the ability of some institutions to invest in the  Corporation’s securities; a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Corporation’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity; adverse changes in general market or industry conditions or economic trends; the COVID-19 pandemic, or a variety of other factors.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the long-term value of the Corporation. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Future Sales of Shares by Shareholders

Sales of a large number of the Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Corporation’s ability to raise capital through future sales of the Common Shares. The Corporation cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity. If the Corporation raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Corporation and reduce the value of their investment.

Holders of Common Shares will be Diluted

The Corporation may issue additional securities in the future, which may dilute a shareholder’s holdings in the Corporation. The Corporation’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Corporation have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Corporation on the exercise of options under the Corporation’s stock option plan and upon the exercise of outstanding warrants, including the Warrants and the Broker Warrants.

Global financial conditions can reduce share prices and limit access to financing

The economic viability of the Corporation’s business plan is impacted by the Corporation’s ability to obtain financing. Global economic conditions impact the general availability of financing through public and private debt and equity markets, as well as through other avenues.

Significant political, market and economic events may have wide-reaching effects and, to the extent they are not accurately anticipated or priced into markets, may result in sudden periods of market volatility and correction. Periods of market volatility and correction may have an adverse impact on economic growth and outlook, as well as lending and capital markets activity, all of which may impact the Corporation’s ability to secure adequate financing on favourable terms, or at all.

Furthermore, general market, political and economic conditions, including, for example, inflation, interest and currency exchange rates, political developments, legislative or regulatory changes, social or labour unrest and stock market trends will affect the Corporation’s operating environment and its operating costs, profit margins and share price. Uncertainty or adverse changes relating to government regulation, economic and foreign policy matters, and other world events have the potential to adversely affect the performance of and outlook for the Canadian and global economies, which in turn may affect the ability of the Corporation to access financing on favourable terms or at all. For example, recent uncertainty regarding Canada’s ability to access North American markets via the North American Free Trade Agreement and increased levels of turmoil in certain geopolitical hotspots have the potential to increase uncertainty and volatility in Canadian and global markets, respectively. The occurrence of negative sentiment or events in the Canadian and broader global economy could have a material adverse effect on the Corporation’s business, financial condition, results of operations, cash flows or prospects.

No Market for Warrants

The Warrants constitute a new issue of securities of the Corporation. There is currently no market through which the Warrants may be sold and purchasers of Units may not be able to resell the Warrants purchased under this Prospectus. The Corporation does not plan to apply to list the Warrants on the TSXV or any other securities exchange or other trading system. No assurance can be given as to whether an active trading market will develop or be maintained for the Warrants. To the extent that an active trading market for the Warrants does not develop or fails to be sustained, the liquidity and trading prices for the Warrants may be adversely affected. The market price of the Warrants will be based on a number of factors, including but not limited to: (i) the markets for similar securities; (ii) the financial condition, results of operations and prospects of the Corporation; (iii) the market price and volatility of the Common Shares; (iv) changes in the industry in which the Corporation operates and competition affecting the Corporation; and (v) general market and economic conditions. Purchasers may not be able to resell Warrants purchased under this Prospectus. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation.

Warrants are Speculative

The Warrants do not confer any rights of common share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire Common Shares at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the Warrants may exercise their right to acquire Common Shares and pay an exercise price of $1.60 per Common Share, prior to 12 months following the Closing Date, after which date any unexercised Warrants will expire and have no further value. Moreover, following completion of the Offering, the market value of the Warrants, if any, is uncertain and there can be no assurance that the market value of the Warrants will equal or exceed their imputed offering price. There can be no assurance that the market price of the Common Shares will ever equal or exceed the exercise price of the Warrants, and consequently, whether it will ever be profitable for holders of the Warrants to exercise the Warrants.

Return on Investment

There is no guarantee that an investment in the Unit Shares or Warrants comprising the Units will earn any positive return in the short or long term. No dividends on the Common Shares have been paid to date. A purchase of Units under the Offering involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment.

Future Sales or Issuances of Securities

The Corporation may issue additional securities to finance future activities outside of the Offering and the Concurrent Private Placement. The Corporation’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuances. The directors of the Corporation have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Corporation on any exercise of options or other security-based compensation awards outstanding. The Corporation cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares. In connection with any issuance of Common Shares, investors will suffer dilution to their voting power and the Corporation may experience dilution in its earnings per share.

Dividends

The Corporation has never declared or paid any dividends on its Common Shares. The Corporation intends, for the foreseeable future, to retain tis future earnings, if any, to finance our business activities. The payment of future dividends, if any, will be reviewed periodically by the Corporation’s Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund business activities, development and growth, and other factors that the Board of Directors may consider appropriate in the circumstances.

Risks Relating to the Corporation

Prior to making an investment decision, prospective purchasers of Units should carefully consider the information described in this Prospectus and the documents incorporated or deemed incorporated by reference herein. There are certain risks inherent in an investment in the Units, including the factors described under the heading “Risks Factors” in the Annual Information Form for the year ended September 30, 2019 and any other risk factors described in this Prospectus or in a document incorporated or deemed incorporated by reference in this Prospectus, which investors should carefully consider before investing.

Limited History of Operations

The Corporation has a limited history of operations. There can be no assurance that the business of the Corporation and/or its subsidiaries will be successful and generate, or maintain, any profit.

Novel Business Model

Home monitoring of patients on anticoagulants is a relatively new business, making it difficult to predict market acceptance, development, expansion and direction. The home monitoring services to be provided by the Corporation represent a relatively new development in the United States healthcare industry. Accordingly, adoption by patients and physicians can require education, which can result in a lengthy sales cycle. The market may take time to develop. Physicians and/or patients may be slow to adopt new methods. The development of the Corporation’s home monitoring business is dependent on a number of factors. These factors include: the Corporation’s ability to differentiate the Corporation’s services from those of the Corporation’s competitors; the extent and timing of the acceptance of the Corporation’s services as a replacement for, or supplement to, traditional methods of servicing and monitoring patients; the effectiveness of the Corporation’s sales and marketing and engagement efforts with customers and their health plan participants; the Corporation’s ability to provide quality customer service, as perceived by patients and physicians.

Because the monitoring business is evolving, the Corporation may not be able to anticipate and adapt to the developing market. Moreover, the Corporation cannot predict with certainty the future growth rate or the ultimate size of the market.

Reimbursement Rates May Decline

Reimbursement for services to be provided by the Corporation come primarily from Medicare and private health insurance companies. The reimbursement rates offered are outside the control of the Corporation. Reimbursement rates in this area, and much of the United States health care market in general, have been subject to continual reductions as health insurers and governmental entities attempt to control health care costs. The extent and timing of any reduction in reimbursement rates cannot be predicted by the Corporation.

Reductions in reimbursement rates can have a material impact on the profitability of the Corporation’s operations. A reduction in reimbursement may be unrelated to any concurrent decline in the cost of operations, thereby resulting in reduced profitability. The Corporation’s costs of operations could increase, but the cost increases may not be passed on to customers because reimbursement rates are set without regard to the cost of service.

Loss of Competitive Bids

On the reimbursement front, the Centers for Medicare & Medicaid Services (“CMS”) oversees a competitive bidding program covering durable medical equipment (“DME”), the process in which a Medicare supplier provides DME products to Medicare beneficiaries. Pursuant to the CMS, beginning in 2021, a new competitive bidding process known as Round 2021 will be launched by the CMS, covering contracts running from January 1, 2021 to December 31, 2023. It is possible that the Corporation may not be selected in some or all the Competitive Bidding Area (“CBA”) that is has bid for. It is also possible that the Corporation may not be selected for some or all of the product categories that it has bid more. Non-selection for CBA and/or product category may result in loss of revenue and referral sources.

Dependence Upon Relationships with Key Suppliers

There are few manufacturers of equipment which can be used for home monitoring of patients on anticoagulants. There is the possibility that a new meter will encounter difficulties or “bugs” when first sent to market, and that initial technical support costs may be higher than for more well-established meters. Even if the Corporation switches to other competing meters, they may also encounter technical difficulties or regulatory issues. The emerging nature of the market presents risks that suppliers may not be able to provide equipment to satisfy demand. Demand may outstrip supply, leading to equipment shortages. Conversely, incorrect demand forecasting could lead to excess inventory. The industry is subject to a high level of regulatory scrutiny, and government or manufacturer recalls could adversely affect the Corporation’s ability to provide monitoring services and achieve revenue targets.

Inadequate supply could impair the Corporation’s ability to attract new business and could create upward pricing pressure on equipment and supplies, adversely affecting margins for the Corporation. Several equipment manufacturers are pursuing a strategy of vertical integration, and should the Corporation ever need to order equipment from those manufacturers, such equipment may not be available on favourable terms.

Reliance Upon Few Payers

The Corporation earns revenues by seeking reimbursement from Medicare and private health insurance companies, with the Medicare program of the United States government being the primary entity making payments. If the Medicare program were to slow payments of the Corporation receivables for any reason, the Corporation would be adversely impacted. In addition, both governmental and private health insurance companies may seek ways to avoid or delay reimbursement, which could adversely affect cash flow and revenues for the Corporation.

Government Regulation

Some operations of the Corporation require certain licences and permits from the authorities in the United States. The ability of the Corporation and its subsidiaries to obtain, sustain or renew any such licences and permits on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable authorities or other governmental agencies. There is no guarantee that the Corporation will meet these conditions.

The Corporation is subject to regulation from United States federal and state authorities. Regulatory action could disrupt the Corporation’s ability to provide services. Such regulatory action could come in the form of actions against manufacturers, unrelated to the Corporation’s conduct, or actions based upon the Corporation’s operation. Regulatory action could prevent or delay reimbursement for certain services.

There could also be legislative action that could adversely affect the Corporation’s business model, including, without limitation: a decision by the United States government to become the exclusive provider of health care services at some time in the future; changes in United States federal or state laws, rules, and regulations, including those governing the corporate practice of medicine, and fee splitting; and changes in the United States Anti-Kickback Statute and Stark Law and/or similar state laws, rules, and regulations. Conversely, budgetary problems in the United States could lead to reduced funding, substantial modification or elimination of Medicare programs, which would end reimbursement for many patients. There can be no assurance that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the business of the Corporation. Amendments to current laws and regulations could have a substantial adverse impact on the Corporation.

CMS policies of health insurance for Medicare in the United States may affect the amount of revenue the Corporation receives. The Corporation is subject to risk that reimbursement rates for its services from both federal and private payers will decline over time. Reimbursement from federal programs is subject to constant regulatory review and increasing audits by federal authorities, the effect of which may be to increase costs of service and delay or affect reimbursement, which could negatively impact cash flow and/or revenue. Audits may be costly and time consuming, and could delay cash flow, even if the Corporation acted properly in all respects.

The policies of health insurance carriers in the United States may affect the amount of revenue the Corporation receives.

Highly Competitive Market

The industry in which the Corporation operations is a highly competitive market and may become more competitive as new players enter. Certain competitors will be subsidiaries or divisions of larger, much better capitalized companies. Certain competitors will have vertically integrated manufacturing and services sectors of the market. The Corporation may have less capital and may encounter greater operational challenges in serving the market. Better capitalized competitors may also be expected to borrow money or raise debt to purchase equipment more easily than the Corporation.

New Drug Discovery

Current anticoagulants have been on the market for many years. New pharmaceutical compounds could be discovered and approved for sale that do not require monitoring of coagulation levels in patients, making home monitoring unnecessary at some point in the future.

Technological advances in patient care, improved pharmaceutical products that do not require anticoagulation monitoring or with lesser side effects and technological advances in equipment or changes in patient management practices could severely reduce demand for the Corporation’s services. The United States Food and Drug Administration (“FDA”) has already approved three drugs where no anticoagulation monitoring is mandated, and there may be additional approvals in the future. In addition, the approved drugs may gain market share over time. There may also be advances in or FDA approval of medical devices designed to manage anticoagulation.

Low Profit Market Segments

Where the Corporation provides services to a patient who does not use a meter often or for an extended period of time, profitability may be unlikely in respect of that patient. Also, certain patients may have a personal preference to travel to a lab for testing rather than self-testing. In these cases, the Corporation may not have a meter with the patient long enough to recoup costs. Where the Corporation owns the meter, the failure of the patient to return the meter to the Corporation may impact profitability. Legal costs of bringing an action to obtain return of a meter may exceed the value of the machine, leading to losses with certain patient populations even under a favourable reimbursement environment.

Foreign Subsidiaries

The Corporation conducts all of its operations through its United States subsidiaries. Therefore, to the extent of these holdings, the Corporation (directly and indirectly) is dependent on the cash flows of these subsidiaries to meet its obligations. The ability of such subsidiaries to make payments to their parent companies may be constrained by the following factors: the level of taxation, particularly corporate profits and withholding taxes, in the jurisdiction in which each subsidiary operates; and the introduction of exchange controls or repatriation restrictions or the availability of hard currency to be repatriated.

Attraction and Retention of Key Personnel Including Directors

The Corporation has a small management team and the loss of a key individual or inability to attract suitably qualified staff could have a material adverse impact on the business of the Corporation. The Corporation may also encounter difficulties in obtaining and maintaining suitably qualified staff. The success of the Corporation depends on the ability of management to interpret market data correctly and to interpret and respond to economic, market and other conditions in order to locate and adopt appropriate opportunities. No assurance can be given that individuals with the required skills will continue employment with the Corporation or that replacement personnel with comparable skills can be found. The Corporation is dependent on the services of key executives, including the Board of Directors of the Corporation and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of the Corporation, the loss of these persons or the Corporation’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Growth Management

The Corporation may have difficulty identifying or acquiring suitable acquisition targets and maintaining the organic growth which is a significant aspect of its business model. If it is unable to manage growth, the Corporation may be unable to achieve its expansion strategy, which could adversely impact its earnings per share and its revenue and profits.

Potential Conflicts of Interest

There are potential conflicts of interest to which some of the directors and officers of the Corporation may be subject in connection with the operations of the Corporation and situations may arise where the directors and officers may be in direct competition with the Corporation. Conflicts of interest, if any, which arise may be subject to and be governed by procedures prescribed by the Business Corporations Act (British Columbia) (“BCBCA”) which require a director or officer of a corporation who is a party to or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the Corporation to disclose his interest and to refrain from voting on any matter in respect of such contract unless otherwise permitted under the BCBCA. Any decision made by any of such directors and officers involving the Corporation should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Corporation and its shareholders.

Insurance and Uninsured Risks

The Corporation’s business is subject to a number of risks and hazards generally, including general liability. Such occurrences could result in damage to property, inventory, facilities, personal injury or death, damage to the properties of the Corporation, or the properties of others, monetary losses and possible legal liability.

The Corporation may be subject to product liability and medical malpractice claims, which may adversely affect its operations. The industry in which the Corporation operates is highly regulated, and it may be subject to regulatory scrutiny for violations of regulations and laws. The Corporation could be adversely affected by the time and cost involved with regulatory investigations even if it has operated in compliance with all laws. Investigations could also adversely affect the timely payment of receivables.

Although the Corporation maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. The Corporation might also become subject to liability which may not be insured against or which the Corporation may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Loss of Foreign Private Issuer Status

The Corporation may lose its “foreign private issuer” status in the future, which could result in significant additional costs and expenses. As a “foreign private issuer,” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Corporation is currently exempt from certain of the provisions of the U.S. federal securities laws. For example, an issuer with total assets in excess of US$10 million and whose outstanding equity securities are held by 2,000 or more persons, or 500 or more persons who are not “accredited investors”, must register such securities as a class under the Exchange Act. However, as a foreign private issuer subject to Canadian continuous disclosure requirements, the Corporation may claim the exemption from registration under the Exchange Act provided by Rule 12g3-2(b) thereunder, even if these thresholds are exceeded. To be considered a foreign private issuer, the Corporation must satisfy a United States shareholder test (not more than 50% of the voting securities of a company must be held by residents of the United States) if any of the following disqualifying conditions apply: (i) the majority of the Corporation’s executive officers or directors are United States citizens or residents; (ii) more than 50 percent of the Corporation’s assets are located in the United States; or (iii) the Corporation’s business is administered principally in the United States. If the Corporation loses its status as a foreign private issuer, these regulations could apply and it could also be required to commence reporting on forms required of U.S. domestic companies, such as Forms 10-K, 10-Q and 8-K, and prepare its financial statements in accordance with U.S. generally accepted accounting principles (GAAP) rather than IFRS. It could also become subject to U.S. proxy rules, and certain holders of its equity securities could become subject to the insider reporting and “short swing” profit rules under Section 16 of the Exchange Act. In addition, any securities issued by the Corporation if it loses foreign private issuer status would become subject to certain rules and restrictions under the U.S. Securities Act, even if they are issued or resold outside the United States. Compliance with the additional disclosure, compliance and timing requirements under these securities laws would likely result in increased expenses and would require the Corporation’s management to devote substantial time and resources to comply with new regulatory requirements.

United States Operations and Exchange Rate Fluctuations

All of the Corporation’s revenue is generated from operations in the United States. The Corporation is subject to a number of risks associated with its operations that may increase liability and costs and require significant management attention. These risks include: compliance with laws of the United States that apply to the Corporation’s United States operations, including lawful access, privacy laws and anti-corruption laws; instability in economic or political conditions, including inflation, recession and political uncertainty;  potential adverse tax consequences; and  litigation in United States courts.

In addition, the Corporation is exposed to foreign exchange risk as a result of substantially all of its revenue generating operations taking place in the United States and thus, revenues and expenses being earned and paid in United States dollars while the Corporation reports its financial statements in Canadian dollars. If the Canadian dollar appreciates relative to the United States dollar, the Corporation’s Canadian dollar expenses and revenues will decrease when translated from United States dollars for financial reporting purposes. Conversely, if the Canadian dollar depreciates relative to the United States dollar, the Corporation’s Canadian dollar expenses and revenues will increase when translated from United States dollars for financial reporting purposes. In addition, exchange rate fluctuations may affect the costs that the Corporation incurs in its operations. The appreciation of non-United States dollar currencies against the United States dollar can increase the cost of operations in United States dollar terms. Foreign exchange rate fluctuations may materially affect the Corporation’s financial condition and results of operations in future periods.

The Corporation will continue to translate the assets and liabilities of its United States dollar functional currency subsidiaries into Canadian dollars using exchange rates in effect at the end of each period. Revenue and expenses for these subsidiaries are translated using average exchange rates that approximate those in effect during the period. The Corporation will continue to maintain cash balances in both United States and Canadian dollars, but management anticipates that it will not purchase any securities or financial instruments to speculate on or hedge against a rise or fall in the value of the United States dollar.

Cybersecurity

The Corporation relies on digital and internet technologies to conduct and expand its operations, including reliance on information technology to process, transmit and store sensitive and confidential data, including protected health information, personally identifiable information, and proprietary and confidential business performance data. As a result, the Corporation and/or its customers are exposed to risks related to cybersecurity. Such risks may include unauthorized access, use, or disclosure of sensitive information, corruption or destruction of data, or operational disruption resulting from system impairment (e.g., malware). The Corporation’s operations depend, in part, on how well it protects networks, equipment, information technology systems and software against damage from a number of threats, including, but not limited to damage to hardware, computer viruses, hacking and theft. The Corporation’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, information technology systems and software, as well as pre-emptive expenses to mitigate the risks of failures. A compromise of the Corporation’s information technology or confidential information, or that of the Corporation’s patients and third parties with whom the Corporation interacts, may result in negative consequences, including the inability to process patient transactions, reputational harm affecting patient and/or investor confidence, potential liability under privacy, security, consumer protection or other applicable laws, regulatory penalties and additional regulatory scrutiny, any of which could have a material adverse effect on the Corporation’s business, financial position, results of operations or cash flows. As the Corporation has access to sensitive and confidential information, including personal information and personal health information, and since the Corporation may be vulnerable to material security breaches, theft, misplaced, lost or corrupted data, programming errors, employee errors and/or malfeasance (including misappropriation by departing employees), there is a risk that sensitive and confidential information, including personal information and personal health information, may be disclosed through improper use of Corporation systems, software solutions or networks or that there may be unauthorized access, use, disclosure, modification or destruction of such information. The Corporation’s ongoing risk and exposure to these matters is partially attributable to the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage, malfunction, human error, technological error or unauthorized access is a priority. While the Corporation has adopted various measures in an effort to curb cybersecurity risks, there is no guarantee that such measures will be effective. In addition, as cyber threats continue to evolve, the Corporation may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Global Economy

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Corporation’s access to capital or increase the cost of capital. Notwithstanding various actions by the United States and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to deteriorate and stock markets to fluctuate substantially.

These disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Corporation to obtain, or increase its cost of obtaining, capital and financing for its operations. Access to additional capital may not be available to the Corporation on terms acceptable to it, or at all.

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID-19”) a global pandemic. In response to the outbreak, governmental authorities in the United States and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place, and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment, and economic disruptions.

The continued spread of COVID-19 nationally and globally could have an adverse impact on the Corporation’s business, operations and financial results, including through disruptions in our labour inputs, supply chains and sales channels. In response to COVID-19, the United States’ guidelines issued on March 16, 2020 specifically noted that healthcare services were a critical infrastructure industry as defined by the Department of Homeland Security and employees of companies in this industry have a social responsibility to maintain a normal work schedule to meet service demands. In response to the COVID-19 pandemic, the Corporation has modified its current policies and implemented the instructions provided by the Centers for Disease Control and Prevention in order to best protect its employees and patient network. In addition, the Corporation accelerated inventory purchases to safeguard against any potential future supply chain weaknesses and meet potential increased demand. These measures and similar measures taken by other businesses may adversely impact the Corporation’s labour productivity and its supply chains.

Although the Corporation has taken steps to mitigate the impact of COVID-19, the continued presence and spread of COVID-19 nationally and globally could have a material adverse impact on the Corporation’s business, operations, and financial results and position, including through employee attrition, disruptions to the Corporation’s supply chains and sales channels, restrictions of operations at our retail stores, changes in the number of Americans with health insurance resulting in a change in demand for the Corporation’s products, as well as a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome, and duration, it is not possible to estimate its impact on the Corporation’s business, operations, financial results and position or prospects at this time.

The Corporation continues to monitor the situation and work with its stakeholders (including customers, employees, and suppliers) in order to assess further possible implications to its business, supply chain, and customers, and, where practicable, mitigate adverse consequences and responsibly address this global pandemic.

Finally, the actual and threatened spread of COVID-19 globally could adversely affect global economies and financial markets, resulting in a prolonged economic downturn and a decline in the value of the Corporation’s share price. The extent to which COVID19 (or any other disease, epidemic, or pandemic) impacts business activity or financial results, and the duration of any such negative impact, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning COVID-19 and the actions required to contain or treat its impact, among others.

INTEREST OF EXPERTS

Each of DLA Piper (Canada), LLP, counsel for the Corporation, and Bennett Jones LLP, counsel for the Underwriters, have provided its opinion on certain matters contained in this Prospectus. As of the date hereof, partners and associates of DLA Piper (Canada) LLP and Bennett Jones LLP each as a group, own, directly or indirectly, in the aggregate, less than 1% or no securities of the Corporation.

AUDITORS

MNP LLP is the independent auditor of the Corporation and is independent of the Corporation within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

In an offering of Warrants, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in a prospectus is limited, in certain provincial securities legislation, to the price at which the Warrant is offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser.

CERTIFICATE OF THE CORPORATION

Dated: June 24, 2020

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta and Ontario.

“Gregory Crawford”	“Hardik Mehta”
By: (Signed) Gregory Crawford	By: (Signed) Hardik Mehta
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

“Mark Greenberg”	“Eugene Ewing”
By: (Signed) Mark Greenberg	By: (Signed) Eugene Ewing
Director	Director

CERTIFICATE OF THE UNDERWRITERS

Dated: June 24, 2020

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta and Ontario.

BEACON SECURITIES LIMITED

By: (Signed) “Stephen J. A. Delaney”

CANACCORD GENUITY CORP.

By: (Signed) "Steve Winokur"

ECHELON WEALTH PARTNERS INC.

By: (Signed) "Michael Lorimer"

STIFEL NICOLAUS CANADA INC.	INDUSTRIAL ALLIANCE SECURITIES INC.

By: (Signed) "Matt Gaasenbeek"	By: (Signed) " John Rak"

M PARTNERS INC.

By: (Signed) " Steven Isenberg"